Filed by Accelrys, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 (the “Securities Act”) and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Securities Act File No.: 333-166524

Subject Company: Symyx Technologies, Inc.

Exchange Act File Number: 000-27765

This filing relates to the proposed merger involving Accelrys, Inc. (the “Company”) and Symyx Technologies, Inc. (“Symyx”), pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated as of April 5, 2010, among the Company, Alto Merger Sub, Inc., a wholly-owned subsidiary of the Company, and Symyx. Beginning on May 5, 2010, the following PowerPoint slides are being used for presentations by the Company’s management to certain investors:

Accelrys, Inc. Investor Presentation May 2010 Max Carnecchia, CEO Michael Piraino, CFO

Safe Harbor Information

Safe Harbor Provisions
When used in this presentation, words such as expects, believes, anticipates, estimates, and similar expressions identify forward-
looking statements. Forward-looking statements may include statements relating to our growth strategy, the future size of our addressable markets, future products and our potential future financial and operating results. Such statements are based on our current expectations of future events, and are subject to risks and uncertainties which could cause actual results to differ materially from results expressed or implied by these statements, including, but not limited to, the risk that our growth strategy will not succeed, that our current and/or future markets will not grow as estimated, that our products will not be successfully developed, released or will not be in demand, risks relating to competition, changes in economic conditions, and other risks described in documents we have filed with the Securities and Exchange Commission, including our most recent report on Form 10-
K and subsequent reports on Forms 10-Q and 8-K. All forward-looking statements are qualified entirely by the cautionary statements in this document and our filings. These forward-looking statements speak only as of the date of this presentation. We disclaim any undertaking to update or revise any forward-looking statements to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Important Merger Information and Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, the Company and Symyx will file relevant materials with the SEC, including the filing by the Company of a Registration Statement on Form S-4 containing a joint proxy statement/prospectus.
Investors are strongly urged to read the joint proxy statement/prospectus and other documents filed with the
SEC by the Company and Symyx, because they will contain important information about the Company, Symyx and the proposed merger.
Non-GAAP Financial Measures
This presentation contains certain Non-GAAP financial measures. A reconciliation of each of these measures to the directly comparable GAAP financial measure is provided herein.

Investment Summary
•
Creates the leading enterprise scientific informatics software company
•
Provides the unparalleled capability of managing end-to-end scientific workflows to achieve better outcomes
•
Deep expertise in chemistry, biology and materials science creates a sustainable competitive advantage and a barrier to entry
•
Creates financially stable company with strong cash position and a debt free balance sheet
•
Establishes the premier platform for future strategic acquisitions
•
Uniquely positioned for sustained, profitable, revenue growth
•
Highly predictable revenue model

Market Environment

INTRODUCTION

Our findings show that the Enterprise of the Future has five key traits. It is:

- Hungry for change
- Innovative beyond customer imagination
- Globally integrated
- Disruptive by nature
- Genuine, not just generous.

McKinsey&Company

McKinsey Quarterly

The road to positive R&D returns

Scientific R&D Challenges
Balance Innovation, Automation, Collaboration
Scientific innovation is not the only route to
higher R&D productivity. Attention to the familiar
management areas of cost, speed, and decision
making can still reap rewards.
Eric David, Tony Tramontin, and Rodney Zemmel
McKinsey, February 2010
The economics of innovation - as R&D is done today
– are unsustainable. If companies are to overcome
these obstacles they will need to establish
processes and structures that promote innovation…
The Enterprise of the Future
IBM Global CEO Study, 2008

Life Science companies must accomplish drug discovery in a very different way in the future

Today’s Research & Development Challenge
Drive Top Line Growth
Drive Increased Profitability
More Innovation
• Increase R&D Success Rate
– Re-Use Corporate Knowledge
– Improve Data Modeling and
Simulations
– Increase Time Available for
Experiments
Better Productivity
• Increase R&D Efficiency
– Reduce Redundant Experiments
– Improve Business Process
– Automate Key Tasks

Today Big Pharma faces litigation, imminent patent expirations, new technologies, rising R&D costs, M&A cost synergy targets, generic drug substitution, international competition and healthcare reform

Merger with Symyx

Combining Industry Leaders
Founded: 2001
Public: ACCL (NASDAQ)
FY 2009 Revenue: $80.9M
Leading positions in:
Data Collection and Analysis
Data Access, Integration & Transformation
Scientific Modeling and Simulation
Workflow Automation and Optimization
Employees: 370
Headquarters: San Diego, CA
Operations: NA, EMEA, APAC
Industry Mix: LS 75% / MS 25%
Recent Developments:
Merger announcement
Release of BioReg
Released Pipeline Pilot 8.0
Founded: 1996
Public: SMMX (NASDAQ)
CY 2009 Revenue: $88.6M*
Leading positions in:
Electronic Laboratory Notebook
Decision Support, Analysis and Reporting
Chemical Representation and Management
Chemical Sourcing Databases
Employees: 330
Headquarters: Santa Clara, CA
Operations: NA, EMEA, APAC
Industry Mix: LS 80% / MS 20%
Recent
Developments:
Merger announcement
Discontinued Contract Research business
Sale of HPR business
*Software business unit revenue

123456ABCDEF
ABCDEF176543
Batch Image Reader
Two Channel Segmentation and Overlay
Annotate Images
Advanced Statistics
Data Base Integration
Heat Map
Reporting

Industry Leading Scientific Informatics Platform
Scientists
R&D Manager
VP of R&D
Head of IT &
Informatics
Decision
Support
Analytics
Chemistry
Engineering Biology
Modeling & Sim
Materials
Workflow
Automation
Reporting,
Visualization
& Collaboration
Analytics Reporting Image Analysis Text Mining
Visualization
Scientific
Information
Management
Numeric Chemistry Biology Image Text Documents Spectra
Scientific
Desktop
ELN
Portal Applications
3rd
Party Apps

Accelrys + Symyx has over 1,350 total, unique customers including
• 29 of the top 30 biopharmaceutical companies
• 5 of the top 5 chemical companies
• 5 of the top 5 aerospace companies
• 3 of the top 5 CPG companies
• And major Government agencies & top academic institutions
With Global Brand Customer Portfolio
and Minimal Product Overlap

Accelrys
1,200
Symyx
750
Accelrys + Symyx
1,350 Shared
Customers
Products
Modeling
& Simulation
Data
Integration,
Analysis &
Reporting
Chemistry
Data
Management
Electronic
Laboratory
Notebook
Laboratory
Automation
Customer Synergies
Complementary Product Lines

RSC Advancing the Chemical Sciences

Microsoft

ThermoFisher SCIENTIFIC

IBM

Eidogen-Sertanty

BD

Agilent Technologies

COSMOlogic

biowisdom

Tripos

BioSolveIT

PerkinElmer

hp invent

ALTORIS

intel Leap ahead

Strand Life Sciences

Ariana

ChemAxon

sas

cisco

the BioTeam

SAFE-BioPharma

Gene

PBS Professional

gene

Spotfire

Molecular Networks GmbH

discngine

CSC EXPERIENCE. RESULTS.

SAIC From Science to Solutions

ELSEVIER

Pharma Algorithms

Deloitte.

ORACLE

THOMSON REUTERS

WILEY

Genedata

Waters THE SCIENCE OF WHAT'S POSSIBLE.

BT

BioITalliance

Vibrant & Growing Partner Ecosystem
Electronic Lab Notebook
Scientific Information
Management
Decision Support And Analytics
Workflow Automation
Reporting, Visualization
And Collaboration
Scientific Informatics
Software System

Additional applications and solutions developed by partner community
More choice for customers in implementing successful deployments

Revenue Growth Drivers

Revenue Growth Drivers • New scientific markets • Biology/BioReg • Scientific Informatics Platform - Pipeline Pilot 8.0 • ELN – Symyx Notebook 6.4 • Professional Services 13

Pipeline Pilot
• Enterprise Scientific Data Pipelining Platform
•
Data collection and Integration
•
Analysis
•
Visualization
•
Application Deployment
•
Capabilities
•
Integration of diverse data and applications
•
Automated scientific data analysis and processing
•
Capture and deployment of best-practice workflows
•
Features
•
Processing of molecular, sequence, image, document text
and numeric data types
•
Graphical building of protocols (scientific workflow)
•
Advanced data mining and visualization
•
Application development platform

Adoption Rate
Analytical Chemistry
Discovery Biology

ThermoFisher SCIENTIFIC

ELN/ELE
INTRODUCTION GROWTH MATURITY
50%
Product Life Cycle Stage
DMPK*
Formulations
Bioanalytical
Pharmacology
Process Chemistry
Synthetic Chemistry
No. 1
Market Position
No. 2 or 3
Market Position
DMPK*
Market Position
*Addressed through
partnership with
Symyx holds #2 overall market position with15% share.
Positioned to grow share and establish overall market leadership – through aggressive internal development and partnering strategy
2010 Symyx Market Position by Domain

Deal Terms & Financials

Terms of Deal
Merger Agreement Tax-free, all stock merger of equals
Closing Expected to close early in September quarter
Exchange Ratio 0.7802
Ownership Each company’s stockholders will own approximately 50% of combined company
Market Capitalization Combined market cap of ~ $335M (pre-announcement)
Cash Position Cash of ~$150M, net of estimated transaction costs; no debt
Approvals
Merger approved by both companies’ Boards of Directors; subject to shareholder approval, customary closing conditions and regulatory review
Expected Synergies Full year net synergies in the range of $10M-$15M
HQ San Diego, California, USA
Employees Approximately 700 employees
Leadership Max Carnecchia, CEO; Michael Piraino, CFO
Board Membership 6 Accelrys and 4 Symyx Board Members

Proforma Balance Sheet
December 31, 2009 ($ in thousands)

$152 Million in Cash and No Debt
See Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Current Assets
Cash & cash equivalents 133,841 $
Marketable securities 11,607
Restricted cash 780
Trade receivables 38,972
Other current assets 22,765
207,965
Restricted cash 5,560
Property & equipment 11,256
Goodwill & intangibles 140,016
Other assets 28,882
393,679 $
Current liabilities
Accounts payable & accrued expenses 42,237 $
Deferred revenue 64,024
106,261
Deferred revenue 2,285
Other long-term liabilities 9,522
Stockholders' equity 275,611
393,679 $

Proforma Income Statement – Pre Synergies
9 Months Ended December 31,
2009($
in thousands)

Annualized Revenue of ~ $170 million
Geographic Split: NA-50%; EMEA-30%; APAC-20%
See Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Accelrys Symyx
Pro Forma
Adjustments
Pro Forma
Combined
Revenue 62,200             66,858             -                     129,058
Cost of revenue 10,896             19,822             (3,771)              26,947
Gross margin 51,304             47,036             3,771                102,111
Operating expenses
Product development 10,980             29,086             -                     40,066
Sales & marketing 25,342             12,823             -                     38,165
General & administrative 11,026             13,504             -                     24,530
Restructuring charges (90)                     1,093                -                     1,003
Amortization of purchased intangibles -                     4,218                (4,218)              -
47,258             60,724             (4,218)              103,764
Operating income 4,046                (13,688)            7,989                (1,653)
Non-GAAP adjustments to operating income
Restructuring charges (90)                     1,093                -                     1,003
Stock based compensation 2,916                2,561                -                     5,477
Depreciation expense 1,404                2,673                -                     4,077
Amortization of purchased intangibles 803                    803
-
EBITDA - $ 9,079                (7,361)              7,989                9,707
EBITDA - % 14.6% -11.0% 7.5%
Historical

Key Dates
SMMX Q1 earnings release
Filing of joint proxy statement
HSR clearance
ACCL Board Meeting
ACCL Q4/YE earnings release
SEC clearance
Shareholder’s Meetings (ACCL & SMMX)
Closing
4/29
5/5
~5/12
5/18-19
5/20
~6/5
7/19
7/20
Event
Expected Timeline
Continuous Integration Planning Activities

60 – 90 Days

- Close Transaction

90 – 180 Days

- Complete Integration & Extraction of Cost Synergies

180 – 360+ Days

- Drive Organic Revenue Growth

360+ Days

- Follow-on Strategic Acquisitions

Focused Tactical Plan 21 From May 10, 2010

Accelrys, Inc. Investor Presentation May 2010 Max Carnecchia, CEO Michael Piraino, CFO

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the timing and anticipated completion of the proposed merger; the benefits and synergies expected to result from the proposed merger; the anticipated customer base for the Company and Symyx following the completion of the proposed merger; and other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of the Company and Symyx and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made, and neither the Company nor Symyx undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from the forward-looking statements contained herein include, but are not limited to: any operational or cultural difficulties associated with the integration of the businesses of the Company and Symyx; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; litigation or adverse judgments relating to the proposed merger; risks relating to the completion of the proposed merger, including the risk that the required stockholder approvals might not be obtained in a timely manner or at all or that other conditions to the completion of the proposed merger will not be satisfied; the failure to realize annual net operating synergies from the proposed merger or delay in the realization thereof; any difficulties associated with requests or directions from governmental authorities resulting from their reviews of the proposed merger; and any changes in general economic and/or industry-specific conditions. Additional factors that could cause actual results to differ materially from those described in the forward-looking statements are set forth in the Quarterly Report on Form 10-Q of the Company for the year quarter ended December 31, 2009, which was filed with the Securities and Exchange Commission (“SEC”) on February 9, 2010, under the heading “Item 1A—Risk Factors,” and in the Quarterly Report on Form 10-Q of Symyx for the quarter ended March 31, 2010, which was filed with the SEC on March 3, 2010, under the heading “Item 1A—Risk Factors,” and in subsequent reports on Forms 10-K, 10-Q and 8-K and other filings made with the SEC by each of the Company and Symyx.

Important Merger Information and Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, the Company filed a Registration Statement on Form S-4 with the SEC on May 5, 2010 (the “Registration Statement”), that includes a preliminary joint proxy statement of the Company and Symyx and that also constitutes a preliminary prospectus of the Company. These materials are not yet final and will be further amended. The joint proxy statement/prospectus of the Company and Symyx will be mailed to the stockholders of the Company and of Symyx once it is final. Investors are strongly urged to read the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available and other documents filed with the SEC by the Company and Symyx, because they will contain important information about the Company, Symyx and the proposed merger. The definitive joint proxy statement/prospectus and other documents that will be filed by the Company and Symyx with the SEC will be available free of charge at the SEC’s website, www.sec.gov, by directing a request when such a filing is made to the Company at 10188 Telesis Court, San Diego, California 92121-1761, Attention: Corporate Secretary or by directing a request when such a filing is made to Symyx Technologies, Inc., 1263 East Arques Avenue, Sunnyvale, CA 94085, Attention: Corporate Secretary.

The Company, Symyx and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed merger. Information about the directors and executive officers of the Company is set forth in the preliminary joint proxy statement/prospectus contained in the Registration Statement, as it may be amended from time to time. Information about the directors and executive officers of Symyx is set forth in Symyx’s most recent definitive proxy statement, which was filed with the SEC on April 29, 2009. Certain directors and executive officers of the Company and Symyx may have direct or indirect interests in the proposed merger due to securities holdings, pre-existing or future indemnification arrangements, vesting of options or rights to severance payments if their employment is terminated following the proposed merger. Investors may obtain additional information regarding the interests of such participants by reading the Registration Statement, any amendments thereto, and the definitive joint proxy statement/prospectus the Company and Symyx will file with the SEC, when it becomes available.